Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Ocuphire Pharma, Inc. for the registration of the offering to sell from time to time, in one or more series, common stock, preferred stock, debt securities and/or warrants to purchase common stock, preferred stock and/or debt securities and to the incorporation by reference therein of our report dated March 30, 2023, with respect to the consolidated financial statements of Ocuphire Pharma, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Detroit, Michigan
January 10, 2024